SEC FILE NUMBER

000-50755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — Registrant Information

OptimumBank Holdings, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

2477 East Commercial Boulevard

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33308

City, State and Zip Code

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

Finalization of the Registrant’s audited financial statements for the fiscal year ended December 31, 2010 has been delayed as a result of the preparation of new disclosures requiring significantly more information about credit quality in the Registrant’s loan portfolio required by new FASB Accounting Pronouncement ASU No. 2010-20. In addition, the Registrant’s continued operating losses and decline in regulatory capital require the preparation of expanded disclosures regarding regulatory matters. Registrant anticipates filing its Annual Report on Form 10-K as soon after March 31, 2011 as is feasible and within the 15-day period from that date as provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Richard L. Browdy	954	776-2332
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects net loss to be approximately $8.5 million for the year ended December 31, 2010, as compared to approximately $11.5 million for the year ended December 31, 2009. The expected $3.0 million decrease in net loss in 2010 from the prior year is due to an expected $10.4 million increase in net interest income after provision for loan losses, from $(10.1) million in 2009 to $0.3 million in 2010, offset in part by an expected $3.6 million increase in net noninterest expenses, from $4.8 million in 2009 to $8.4 million in 2010, and an expected $3.9 million increase in income taxes, from a $3.5 million benefit in 2009 to a $.4 million provision in 2010. The expected increase in net interest income after provision for loan losses in 2010 from 2009 is due to an expected $12.1 million decrease in the provision for loan losses, from $15.8 million in 2009 to $3.7 million in 2010, resulting from a slowdown of the decline in the credit quality of the loan portfolio in 2010, offset in part by an expected $1.7 million decline in the net interest income before provision for loan losses, due primarily to an increase in non-performing loans in 2010 from the prior year. The expected increase in net noninterest expenses in 2010 from the prior year is due primarily to a net $2.3 million expense associated with downsizing the Company in 2010, and an expected $1.6 million increase in professional fees, primarily for foreclosures, loan workouts and regulatory matters, and foreclosed real estate expenses, from $0.6 million in 2009 to $2.2 million in 2010.

* * *

OptimumBank Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2011	By:	/s/ Richard L. Browdy
		Name:	Richard L. Browdy
		Title:	President and Chief Financial Officer